Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 46 99
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: two new oil discoveries on deep offshore Block 15/06
Paris, April 7, 2010 - Total announces that its subsidiary, TEPA (Block 15/06), Limited, and its partners have made two important oil discoveries in Angola at the Nzanza-1 and Cinguvu-1 wells, in the deep waters of the Angolan offshore.
Nzanza-1 and Cinguvu-1 wells, located in Block 15/06 some 350 kilometres North-West of Luanda, were drilled in a water depth of 1,400 metres. They reached a total depth of respectively 3,008 metres and 3,023 metres. Both wells encountered oil pay in sands of Lower Miocene age with good reservoir characteristics.
During production tests, Nzanza-1 well produced an 18° API oil at rates above 1,600 barrels per day (b/d). An analysis of the results indicates a potential for future production wells in excess of 5,000 b/d per well, when associated to artificial lift. At the Cinguvu-1 well, the production test, limited by surface facilities, reached a flow of 6,400 b/d of a 23° API oil.
After the Sangos-1 and N’Goma-1 discoveries in 2008 and Cabaça Norte-1 in 2009, these new discoveries confirm the potential of Block 15/06 in Angola.
TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni.
Block 15/06 development hubs
These two recent discoveries, together with the former ones at Ngoma-1 and Sangos-1, all located in the nortwestern part of the permit, are being evaluated in view of the proceeding with a first development hub in Block 15/06.
Total Exploration & Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 491,000 barrels of oil equivalent per day (boe/d) in 2009, and its SEC* equity production amounted to 191,000 boe/d. This equity production comes essentially from blocks 17, 0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under construction for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), a project for which the final investment decision should be taken soon.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 46 99
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which twelve discoveries were made, confirming the oil potential of the block. Development studies for a first production zone in the central south eastern portion of the block are underway.
In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied by the associated gas from the fields on blocks 0, 14, 15, 17 and 18. The project is underway with production expected to begin in 2012.
In Angola, as in all countries where Total operates, the Group is committed to developing the Angolan oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” plan and technology transfer program, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.
* SEC: Securities and Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com